Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: July 2, 2007

June 29, 2007 Washington Group International Employees’ Frequently Asked Questions

About the Proposed Transaction/Value Proposition

Describe how the agreement with URS came to pass.
Washington Group International was not actively seeking a sale. URS approached Washington Group in January to discuss a potential negotiated transaction. Washington Group’s Board of Directors, in keeping with its legal and fiduciary duties, considered the proposal with the assistance of the Board’s financial and legal advisers.

Discussions took place between the two companies because both believed that a combination would represent a unique opportunity to create a “single-source” vendor that can offer a full life cycle of planning, engineering, construction and operations and maintenance services, and allow Washington Group and URS to capitalize on their position in important high-growth sectors, including power, infrastructure and environmental management. On May 27, 2007, each company’s Board of Directors unanimously approved the transaction and Washington Group and URS entered into a definitive merger agreement.

What are the next steps, and what’s the timing for possible completion?
The proposed transaction is currently targeted to close in the second half of 2007, subject to regulatory and stockholder approvals and other customary conditions. Both companies are now working diligently to prepare required SEC and other regulatory filings and to prepare for our respective stockholder meetings regarding the transaction.

How would stockholders, customers and employees benefit from this transaction?
This combination represents a unique opportunity to create a “single-source” vendor that can offer a full life cycle of planning, engineering, construction and operations and maintenance services, and allow Washington Group and URS to capitalize on their position in important high-growth sectors. The combined company would be the fourth largest U.S. public engineering and construction company in terms of revenue, with expected revenues of more than $8 billion, more than 54,000 employees, and backlog exceeding $11 billion.

For stockholders, in addition to the cash payment (which represented a 14% premium on the company’s $70 stock price as of market close on Friday, May 25, 2007), Washington Group stockholders would have the opportunity to participate in the upside of owning an approximately 31% interest in a new leader in the E&C industry with attractive positions in high-growth sectors.

Customers of both firms would benefit from the ability of the combined company to be a single-source provider that can offer of a full life cycle of planning, engineering, construction and operations and maintenance services - from planning and design through engineering and construction through operations and maintenance and environmental management. The combined company would also have more substantial resources to meet increasing client demand for a single firm that can provide the full range of engineering and construction services required for large, complex projects internationally. The combined company would have more than 54,000 employees worldwide.

Employees of both companies would enjoy the benefits of being part of an even more robust global organization with a diverse portfolio of businesses and services and broad career opportunities. Our businesses complement each other, and we have highly compatible cultures.

How might the combination enhance Washington Group’s performance?
Washington Group is strong and is performing very well. We have achieved strong profit growth - our net income has quadrupled since 2002, which represents a 39% compound annual growth rate in net income. We achieved a 15% increase in backlog over 2005 and have a book of business exceeding $9.5 billion, more than 80% of which is cost reimbursable. Our significant new work awards and strong markets position us well for continued growth.

The combination would enhance our ability in important high-growth sectors, including power, infrastructure, and environmental management, through an even more comprehensive set of services and added talent and financial resources. The combined company would have more than 54,000 employees and projects in more than 50 countries, and it would be the fourth largest U.S. public engineering and construction company in terms of revenue. In addition, we would look to capitalize on an expanded customer base and geographic reach. (URS has more than 300 offices in the United States providing increased access to state DOTs and metropolitan agencies. Outside the United States, URS has nearly 100 offices in more than 20 countries. Washington Group has centralized technical resource centers and more than 400 hundred projects under way in approximately 40 countries.)

Employee Relations

URS seems to be a consulting company…how does that fit with Washington Group’s engineering, procurement, construction, and management business?
The businesses are complementary. URS is a leading engineering design services firm with services ranging from land-use planning to environmental impact assessments and permitting to architectural and engineering design. URS also provides program and construction management and operations and maintenance services. With URS’ services and customer relationships complementing our comprehensive range of solutions, the opportunities before us and our ability to provide the full spectrum of services to our customers are even greater.

How would the combined company be better for employees?
•	There would be increased job opportunities and diversity of work by bringing together two very robust organizations with significant potential and hiring across disciplines.
•	A larger company has potential to pursue even larger and more diverse opportunities.
•	An even more successful company means even greater long-term opportunities for employees.

What cost savings would be pursued?
As announced in the news release, $50-55 million in annual cost savings across the combined company are expected by the end of 2008. While these two companies have highly complementary business operations, there are significant savings from duplicate public company functions, including compliance, consultants, Board of Directors, and stock listing. There should also be increased purchasing power for benefits, insurance, office supplies, and other goods and services as well as efficiencies gained such as with IT and financial management systems. There may also be real-estate-related savings down the road by bringing offices located within near proximity of each other into a combined facility.

What might the transaction bring in terms of organization?
We do not expect any major changes in how Washington Group operates. Washington Group would operate as a division of URS (the other divisions are the EG&G Division and the URS Division). Washington Group CEO Stephen Hanks would lead the Washington Group Division and help position the new combined company for accelerated growth.

Our people are Washington Group’s most valuable asset and are a central reason for URS’ interest in our company. In addition, both companies are in a recruiting mode to support future growth. We have about 1,000 positions we’re recruiting for; URS is recruiting for approximately 2,000 positions. Positions being recruited for include planners, estimators, engineers, environmental specialists, technicians, project accountants, program and construction managers, and facility management professionals.

How would you prevent disruption to Washington Group’s business?
Both companies have excellent experience with integrating transactions and know how to assure that business continues uninterrupted. We have reached out to key customers and partners to reinforce our commitment to providing superior service and also the benefits we expect as a combined company through expanded capabilities, talent, and global reach.

Of course, until the proposed transaction is consummated, we will continue operating as an independent company, continuing with our strategic initiatives. We remain committed to providing the very best service to our customers and best professional development and career opportunities to our employees.

We look to our employees to stay focused on executing with excellence to build on our strong track record and capture the robust growth opportunities before us.

How would the proposed combination affect current and future projects?
The proposed transaction is currently targeted to close in the second half of 2007, following regulatory and stockholder approvals. The combination of URS and Washington Group is not expected to affect any of our current projects, and we believe it would make us an even more attractive partner in future projects. The combination represents a unique opportunity to create a “single-source” vendor that can offer a full life cycle of planning, engineering, construction and operations and maintenance services, and allow Washington Group and URS to capitalize on their position in important high-growth sectors, including power, infrastructure and environmental management.

How would the proposed combination affect our teaming relationships?
We do not expect any affects on our teaming relationships or pending proposals. The combined company would offer customers additional resources, capabilities, and greater financial strength to support future projects. Since announcing our agreement with URS, we have been actively engaging with teaming partners, including the highest levels of the organizations, and we also have talked with our current and prospective customers, and we have received favorable responses. Teaming partners and customers are committed to us because we have performed so well. The structure of our proposed combination positively addresses their highest priorities.

Do you expect any regulatory issues/antitrust concerns?
Our merger agreement with URS provides for customary regulatory conditions. We do not believe that fulfilling these conditions will delay our pending transaction.

What is Washington Group doing to retain employees while the proposed transaction is pending?
We continue with our intense focus on employee development to be the employer of choice in the industry, and are sharing information about the excellent opportunities within Washington Group and the potential combined company. Both Washington Group and URS are in an expansion mode; the companies are currently recruiting for more than 3,000 positions combined. We believe the growth opportunities for employees would be even stronger with the combined company.

What would happen to Washington Group benefits if the merger is complete?
Washington Group’s benefit plans would remain substantially unchanged through the end of 2008. For benefits beyond that, there would be a team put together, including people from both organizations, to analyze compensation and benefits programs. While there may be some changes down the road, the compensation and benefits package would be competitive. Both companies are in a growth mode, and we will continue to be focused on attracting, retaining, and continually developing the best talent in the industry.

What about employees’ Service?
Years of service would transfer with the merger.

Tell us more about integration plans.
URS values what Washington Group is today, including our people, our values, our services, our customer base, and how we do business. Leaders from both companies would be involved in integration planning. URS is experienced at acquiring and integrating companies to enhance success. URS would use “Transition Teams” comprised of employees from both companies to study key functions and develop recommendations for the future. Its current management team includes members of all of URS’ previous major acquisitions - from the company’s officers (Management Committee) to the managers of individual offices and business lines.

If I have new projects to bid, do I still take these to the ERC?
Yes. Washington Group’s Executive Review Committee continues to operate as it did before the merger agreement was executed. Although the merger agreement contains certain operating restrictions that will apply until the merger is consummated (or the merger agreement is terminated), the operations of the company will generally remain unchanged.

Will we continue our strong commitment to employee development if the merger is consummated?
We will continue to focus on employee development; the talent of our employees is what has set Washington Group apart in our industry and made us so successful. In addition, employees would enjoy the growth opportunities that come from being part of a larger, stronger, global company that serves a more diverse range of markets.

How would the proposed merger affect Washington Group’s corporate social responsibility?
We will continue to be active in our communities. Both companies are constructive corporate citizens.

What does URS stand for?
At one time, URS stood for United Research Services. URS was established in 1951, and incorporated in 1957 as Broadview Research Corporation - a research group active in the areas of physical and engineering sciences. In 1968, Broadview Research acquired United Research Incorporated of Cambridge, Massachusetts. During this period, the name Broadview Research was changed to United Research Services and later shortened to URS.

What does EG&G stand for?
Edgerton, Germeshausen and Grier. EG&G was founded in 1947 by three MIT professors, Harold E. Edgerton, Kenneth J. Germeshausen and Herbert E. Grier, as Edgerton, Germeshausen and Grier, Inc. and today bears their initials. URS acquired EG&G Technical Services in 2002. EG&G has a long history of providing services to the federal government, starting with the Atomic Energy Commission and growing via its successor agencies. Over the years, EG&G has diversified its service offerings and customer base. Today, EG&G is a major federal contractor and provides a variety of systems engineering, technical assistance and operations and maintenance services to many agencies, including the Department of Energy.

If you have additional questions, please contact your manager or human resources representative.

Forward-Looking Statements
Statements contained in this document that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future revenues, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to stockholders, and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The companies believe that their expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the each company’s book of business; each company’s compliance with government contract procurement regulations; each company’s ability to procure government contracts; each company’s reliance on government appropriations; the ability of the government to unilaterally terminate either company’s contracts; each company’s ability to make accurate estimates and control costs; each company’s ability to win or renew contracts; each company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; each company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; each company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third-party-software risks; terrorist and natural disaster risks; each company’s relationships with its labor unions; each company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS’ Form 10-Q for its quarter ended March 30, 2007, Washington Group’s Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only URS’ and Washington Group’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither URS nor Washington Group assumes any obligation to update any forward-looking statements

Additional Information and Where to Find It
In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.
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